UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 15

____________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34547

 ____________________

CLOUD PEAK ENERGY INC.
(Exact name of registrant as specified in its charter)

____________________

606 Post Road E #624

Westport, CT 06880

(646) 279-2210
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

•	Common Stock, par value $0.01 per share of Cloud Peak Energy Inc.
•	Preferred Stock Purchase Rights of Cloud Peak Energy Inc.
•	Preferred Stock
•	Debt Securities
•	Guarantees of Debt Securities
•	Warrants
•	Rights
•	Units
•	Depositary Shares
•	Stock Purchase Contracts
•	Stock Purchase Units
•	8.50% Senior Notes due 2019 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.
•	Guarantees of 8.50% Senior Notes due 2019 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.
•	12.00% Second Lien Notes due 2021 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.
•	Guarantees of 12.00% Second Lien Notes due 2021 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.
•	6.375% Senior Notes due 2024
•	Guarantees of 6.375% Senior Notes due 2024 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.

(Title of each class of securities covered by this Form)*

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒**
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of as of the certification or notice date:

•	Common stock: 1(1)
•	Preferred Stock Purchase Rights: 0
•	Preferred Stock: 0
•	Debt Securities: 0
•	Guarantees of Debt Securities: 0
•	Warrants: 0
•	Rights: 0
•	Units: 0
•	Depositary Shares: 0
•	Stock Purchase Contracts: 0
•	Stock Purchase Units: 0
•	8.50% Senior Notes due 2019: 0
•	Guarantees of 8.50% Senior Notes due 2019: 0
•	12.00% Second Lien Notes due 2021: 0(2)
•	Guarantees of Second Lien Notes due 2021: 0
•	6.375% Senior Notes due 2024: 0
•	Guarantees of 6.375% Senior Notes due 2024: 0

(1)	Held of record by Wilmington Savings Fund Society, FSB, as escrow agent for the benefit of 37 holders of record of entitlements to common stock.
(2)	The 12.00% Second Lien Notes due 2021 were amended and restated in a transaction exempt from registration under Section 1145 of the Bankruptcy Code. There are 37 holders of record of the amended and restated notes.

* - The entities listed below (the “Co-Registrants”) are subsidiary issuers, in the case of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp., and guarantors, in each other case, of each series of notes listed above and are also included in this certification:

Exact name of Co-Registrant as specified in its charter
ANTELOPE COAL LLC
ARROWHEAD I LLC
ARROWHEAD II LLC
ARROWHEAD III LLC
BIG METAL COAL CO. LLC
CABALLO ROJO HOLDINGS LLC
CABALLO ROJO LLC CLOUD PEAK ENERGY FINANCE CORP
CLOUD PEAK ENERGY LOGISTICS LLC
CLOUD PEAK ENERGY LOGISTICS I LLC CLOUD PEAK ENERGY RESOURCES LLC CLOUD PEAK ENERGY RECEIVABLES LLC
CLOUD PEAK ENERGY SERVICES COMPANY
CORDERO MINING HOLDINGS LLC

CORDERO MINING LLC
CORDERO OIL AND GAS LLC
KENNECOTT COAL SALES LLC
NERCO COAL LLC
NERCO COAL SALES LLC
NERCO LLC
PROSPECT LAND AND DEVELOPMENT LLC
RESOURCE DEVELOPMENT LLC
SEQUATCHIE VALLEY COAL CORPORATION
SPRING CREEK COAL LLC
WESTERN MINERALS LLC
YOUNGS CREEK HOLDINGS I LLC
YOUNGS CREEK HOLDINGS II LLC
YOUNGS CREEK MINING COMPANY, LLC

The address of each Co-Registrant is 606 Post Road E #624 Westport, CT 06880, and the telephone number of each Co-Registrant is (646) 279-2210. The Co-Registrants have issued or guaranteed the classes of notes listed above that have been registered under the Securities Act of 1933, but each is exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 pursuant to Rule 12h-5 thereunder.

** - The registrants are suspending their Section 15(d) reporting obligations with respect to the securities listed above in reliance on prior no-action positions taken by the staff of the Division of Corporation Finance of the Securities and Exchange Commission in relation to Rule 12h-3.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on this 23rd day of December, 2019.

CLOUD PEAK ENERGY INC.

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CLOUD PEAK ENERGY SERVICES COMPANY

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CLOUD PEAK ENERGY FINANCE CORP.

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

SEQUATCHIE VALLEY COAL CORPORATION

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CLOUD PEAK ENERGY RECEIVABLES LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President

CLOUD PEAK ENERGY LOGISTICS LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

KENNECOTT COAL SALES LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

NERCO COAL SALES LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

PROSPECT LAND AND DEVELOPMENT LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

RESOURCE DEVELOPMENT LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

WESTERN MINERALS LLC

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

ANTELOPE COAL LLC By: NERCO COAL LLC, its managing member By: NERCO LLC, its managing member By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

ARROWHEAD I LLC By: NERCO COAL LLC, its managing member By: NERCO LLC, its managing member By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

ARROWHEAD II LLC

By: ARROWHEAD I LLC, its managing member
By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

ARROWHEAD III LLC

By: ARROWHEAD I LLC, its managing member
By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

BIG METAL COAL CO. LLC

By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CABALLO ROJO HOLDINGS LLC By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CABALLO ROJO LLC By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CLOUD PEAK ENERGY LOGISTICS I LLC By: CLOUD PEAK ENERGY LOGISTICS LLC, its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CLOUD PEAK ENERGY RESOURCES LLC By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CORDERO MINING HOLDINGS LLC By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CORDERO MINING LLC By: CORDERO MINING HOLDINGS LLC, its managing member By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

CORDERO OIL AND GAS LLC

By: CORDERO MINING LLC, its managing member
By: CORDERO MINING HOLDINGS LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

NERCO COAL LLC By: NERCO LLC, its managing member By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

NERCO LLC By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

SPRING CREEK COAL LLC

By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

YOUNGS CREEK HOLDINGS I LLC

By: ARROWHEAD II LLC, its managing member
By: ARROWHEAD I LLC, its managing member
By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

YOUNGS CREEK HOLDINGS II LLC

By: ARROWHEAD III LLC, its managing member
By: ARROWHEAD I LLC, its managing member
By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer

YOUNGS CREEK MINING COMPANY, LLC

By: YOUNGS CREEK HOLDINGS I LLC, its member
By: ARROWHEAD II LLC, its managing member
By: ARROWHEAD I LLC, its managing member
By: NERCO COAL LLC, its managing member
By: NERCO LLC, its managing member
By: CLOUD PEAK ENERGY RESOURCES LLC, its managing member
By: CLOUD PEAK ENERGY INC., its managing member

By:	/s/ Gilbert E. Nathan
Name: Gilbert E. Nathan
Title: President and Chief Executive Officer